May 23, 2008

Dear Fellow Shareholder:

On behalf of Continental’s Board of Directors, I am pleased to report on the progress made by the Company in preparation for the upcoming Annual General Meeting to be held on June 25, 2008.

A copy of the proxy materials for the AGM is attached. Please review this information and return your proxy in accordance with the instructions in the circular. If you have any questions about this procedure, please contact our Investor Services department at 604-684-6365 or toll-free 1-800-667-2114.

Significant progress has been made on the Xietongmen Copper-Gold Project in 2007 and early 2008. Some of our accomplishments include:

  Completion of a positive feasibility study for a 40,000 tonnes per day operation based on 182.1 million tonnes of proven and probable mineral reserves in the Xietongmen deposit;

  Establishment of a project team to advance the project through the engineering, design and construction phases;

  Incorporation of two years of baseline environmental and socio-economic data into the Chinese environmental assessment, which has been completed, and preparation of an internationally compliant environmental and social impact assessment, currently being finalized;

  Completion of component reports in preparation for submission of final mining license application during the current quarter; and

  Discovery of a second copper-gold deposit on the property, called Newtongmen, located approximately three kilometers northwest of Xietongmen; confirming the excellent potential of the property.

  Expanded community consultation in tandem with our exploration, engineering, and environmental and social assessment activities. In December 2007, comprehensive information on project plans and preliminary findings from the environmental and social assessment were provided to the communities at presentations and workshops. Feedback from these sessions will be incorporated into plans and mitigation strategies for the project. Regular meetings and information sharing sessions continue to be held with local communities.

Our work in 2008 will be focused on acquiring our mining license, completing basic engineering and feasibility study optimization, planning for implementation from the results of the socioeconomic and environmental impact assessment and, in consultation with project stakeholders, advancing plans for training and economic development programs.

The upcoming Annual Meeting is an opportunity to share our plans for the next year and to respond to your comments and questions. I look forward to seeing you at the meeting.

Yours sincerely,

/s/ David J. Copeland
David J. Copeland
President and CEO